1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2011

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date April 27, 2011	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

SUPPLEMENTAL NOTICE OF 2010 ANNUAL GENERAL MEETING

Reference is made to the Notice of 2010 Annual General Meeting (the “AGM”) of Yanzhou Coal Mining Company Limited (the “Company”) dated 25 March 2011 (the “AGM Notice”).

Recently, the board of directors of the Company (the “Board”) received from its controlling shareholder, Yankuang Group Corporation Limited (Yankuang Group Corporation Limited currently holds a total of 2,600,000,000 domestic shares of the Company, representing approximately 52.86% of the total issued share capital of the Company), a letter requesting the addition of a new resolution for consideration and approval by the shareholders of the Company. Details of the new resolution are as follows:

The “Resolution on authorising the Company to handle matters in relation to financing activities at fixed interest rate” is proposed to be tabled at the AGM as an additional ordinary resolution for consideration.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the annual general meeting for the year ended 31 December 2010 of the Company will be held at 8:30 a.m. on Friday, 20 May 2011 at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, Postal Code 273500, the People’s Republic of China (the “PRC”) for the purpose of considering and, if thought fit, passing resolutions as set out in the AGM Notice and the following additional ordinary resolution of the Company:

AS ADDITIONAL ORDINARY RESOLUTION:

To consider and approve the “Resolution on authorising the Company to handle matters in relation to financing activities at fixed interest rate”, including but not limited to,

1.	to the extent permitted by laws and regulations and according to the projects progress and capital needs of the Company, to raise no more than RMB20,000,000,000 by financing activities such as fixed-interest bank loans, short-term financing bonds and offshore RMB bonds, at appropriate time to supplement the working capital of the Company, adjust the Company’s debt portfolio and fund ongoing and new projects of the Company (the “financing activities”).

2.	to authorize the management of the Company to formulate the detailed proposal of the financing activities, including the terms of financing agreements, size of financing, duration, interest rates, specific use of proceeds, arrangement for repayment of principal and interest and other relevant matters;

3.	to approve the Company to sign any agreements and relevant legal documents relating to the financing activities and handle other relevant matters.

Pursuant to the Company Law of the PRC, shareholders individually or collectively holding more than 3% of the shares of the Company may propose ex tempore motions no later than ten days prior to the convening of the general meeting by submitting the same in writing to the board of directors; the board of directors should notify other shareholders within two days after the receipt of the motions and table the same at the general meeting for consideration. Ex tempore motions should carry specific subjects and matters to be resolved that fall within the scope of authority of the general meeting.

Further, pursuant to the articles of association of the Company, shareholders individually or collectively holding more than 5% of the shares of the Company may propose ex tempore motions no later than twenty days prior to the convening of the general meeting by submitting the same in writing to the convener. The convener should issue a supplementary notice of general meeting within two days after the receipt of the motions to announce the details of such motions.

The Board is of the view that the above additional ordinary resolution falls within the scope of authority of the general meeting, and that the qualifications of the entity proposing the resolution and the procedures of proposing the additional resolution comply with the relevant provisions of the relevant laws, regulations, the articles of association of the Company and the Rules of Procedure for Shareholders’ Meetings of the Company. Accordingly, the Board has approved the tabling of the “Resolution on authorising the Company to handle matters in relation to financing activities at fixed interest rate” at the 2010 AGM of the Company for consideration and approval.

Save for the new resolution added as aforesaid, other details such as the resolutions to be considered at the AGM, time, venue and record date for the AGM as set out in the AGM Notice dated 25 March 2011 remain unchanged.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

27 April 2011

As at the date of this announcement, the directors of the Company are Mr. Li Weimin, Mr. Wang Xin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

Note:

1.	Please refer to the AGM Notice dated 25 March 2011 for matters such as eligibility for attending the annual general meeting, proxy, closure of register of members and the Company’s office address.

2.	The revised form of proxy for use at the annual general meeting for the year ended 31 December 2010 will be despatched to the shareholders of the Company together with this supplemental notice of AGM. The revised proxy form replaces the proxy form which was previously distributed with the AGM Notice dated 25 March 2011.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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